EXHIBIT 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges (1)

(Unaudited)

	For the Quarter	For the Years Ended
(In thousands, except ratios)	Ended March 29, 2009	December 28, 2008	December 30, 2007	December 31, 2006	December 25, 2005	December 26, 2004
(Loss)/earnings from continuing operations before fixed charges

(Loss)/income from continuing operations before income taxes, noncontrolling interest and income/loss from joint ventures	$(79,780)	$(88,426)	$187,587	$(571,262)	$397,495	$429,065
Distributed earnings from less than fifty-percent owned affiliates	2,775	35,733	7,979	13,375	9,132	14,990
Adjusted pre-tax (loss)/earnings from continuing operations	(77,005)	(52,693)	195,566	(557,887)	406,627	444,055
Fixed charges less capitalized interest	20,026	55,290	49,435	69,245	64,648	54,222
(Loss)/earnings from continuing operations before fixed charges	$(56,979)	$2,597	$245,001	$(488,642)	$471,275	$498,277

Fixed charges

Interest expense, net of capitalized interest(1)	$18,257	$48,191	$43,228	$58,581	$53,630	$44,191
Capitalized interest	729	2,639	15,821	14,931	11,155	7,181
Portion of rentals representative of interest factor	1,769	7,099	6,207	10,664	11,018	10,031
Total fixed charges	$20,755	$57,929	$65,256	$84,176	$75,803	$61,403

Ratio of earnings to fixed charges (2)	—	—	3.75	—	6.22	8.11

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as The New York Times Company’s (the “Company”) Annual Report on Form 10-K for the year ended December 28, 2008.

(1)   The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, on January 1, 2007.  The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense.  The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(2)   In 2009, earnings were inadequate to cover fixed charges by approximately $78 million.  In 2008, earnings were inadequate to cover fixed charges by approximately $55 million as a result of non-cash impairment charges of $197.9 million for the News Media Group.  In 2006, earnings were inadequate to cover fixed charges by approximately $573 million as a result of a non-cash impairment charge of 814.4 million.